Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 4, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

                              Washington, DC 20549



                 Re: Guggenheim Defined Portfolios, Series 1745
               Convertible & Income Portfolio of Funds, Series 28
                       File Nos. 333-223327 and 811-03763
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Dear Mr. Bartz:

      This letter responds to your comments made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1745, filed on March 1, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 28 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

      1. The Trust invests in closed-end funds and an exchange-traded fund that invest in convertible securities. If these underlying funds invest substantially all of their assets in contingent convertible bonds, please disclose this in the principal investment strategy section and make the appropriate disclosures in the principal risk section.

      Response: The Trust does not invest significantly in underlying funds that invest substantially all of their assets in contingent convertible bonds. Therefore, the disclosures have not been revised.

Investment Summary -- Principal Risks

      2. The duration example in the sixth bullet uses a duration of five years. Please confirm that the average weighted duration of the underlying securities is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

      Response: We confirm that the average weighted duration of the underlying securities is approximately five years or less and, therefore, the example does not need to be revised.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren